Atheros Communications, Inc.

5480 Great America Parkway

Santa Clara, CA 95054

November 9, 2009

VIA FACSIMILE AND ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atheros Communications, Inc. - Registration Statement – Form S-4

Registration Number: 333-162321

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Atheros Communications, Inc. (the “Registrant”) hereby requests that the effective date of the above-captioned registration statement on Form S-4 (as amended, the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 P.M., Eastern Time on November 10, 2009 or as soon thereafter as may be practicable.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Atheros Communications, Inc.

By	/s/ Jack R. Lazar
Jack R. Lazar
Vice President of Corporate Development, Chief Financial Officer and Secretary

cc:	Allison Leopold Tilley, Esq.

Davina K. Kaile, Esq.